United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2018

Vale S.A.

Praia de Botafogo 186 — 18º andar
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

Vale announces final results of cash tender offer for any and all of its 5.625% notes due 2042

Rio de Janeiro, Brazil — June 21, 2018 — Vale S.A. (“Vale”) announces the expiration and final results of the offer to purchase for cash (the “Offer”) any and all of its 5.625% notes due 2042 (CUSIP No. 91912EAA3 / ISIN No. US91912EAA38) (the “Notes”), pursuant to the offer to purchase dated June 14, 2018 (the “Offer to Purchase”) and the related Notice of Guaranteed Delivery (as defined in the Offer to Purchase).

As of 5:00 p.m., New York City time, on June 21, 2018 (the “Expiration Date”), the aggregate principal amount of Notes validly tendered is as set forth in the table below.

Title of Security	CUSIP / ISIN Nos.	Principal Amount Outstanding Prior to Offer		Principal Amount Validly Tendered Pursuant to Offer(1)
5.625% Notes due 2042	CUSIP: 91912EAA3 ISIN: US91912EAA38	US$	1,500,000,000	US$	977,132,000

(1)         Not including aggregate principal amounts of Notes tendered pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase), for which delivery of Notes must be made by 5:00 p.m., New York City time, on June 25, 2018.

Additionally, US$29,261,000 aggregate principal amount of outstanding Notes was tendered pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase), for which delivery of Notes must be made no later than 5:00 p.m., New York City time, on June 25, 2018.

Vale has accepted for purchase all of the Notes validly tendered in the Offer on or prior to the Expiration Date. Holders of Notes that validly tendered on or prior to the Expiration Date and whose Notes have been accepted for purchase are entitled to receive the total consideration of US$1,017.50 per US$1,000 principal amount of Notes tendered (the “Consideration”) and to receive accrued and unpaid interest (“Accrued Interest”) on their accepted Notes from the last interest payment date to, but not including, the Settlement Date (as defined below).

Payment of the Consideration and Accrued Interest for the accepted Notes validly tendered is expected to be made, subject to the terms and conditions of the Offer to Purchase, on June 26, 2018 (the “Settlement Date”). Payment for the Notes validly tendered pursuant to the Guaranteed Delivery Procedures and accepted for purchase is expected to be made on June 28, 2018.

The Offer has now expired. No Notes tendered after the Expiration Date will be accepted for purchase pursuant to the Offer.

Vale has retained BNP Paribas Securities Corp., J.P. Morgan Securities LLC, Mizuho Securities USA LLC and Santander Investment Securities Inc. as dealer managers and D.F. King Ltd. (“D.F. King”) as tender and information agent for the Offer. The Offer to Purchase and any related supplements are available at the D.F. King website at https://sites.dfkingltd.com/vale. Questions about the Offer may be directed to BNP Paribas Securities Corp. by telephone at +1 (212) 841-3059 (collect) or +1 (888) 210-4358 (US toll-free); J.P. Morgan Securities LLC by telephone at +1 (212) 834-7279 (collect) or +1 (866) 846-2874 (US toll-free); Mizuho Securities USA LLC by telephone at +1 (212) 205-7736 (collect) or +1 (866) 271-7403 (US toll-free); Santander Investment Securities Inc. by telephone at +1 (212)

940-1442 (collect) or +1 (855) 404-3636 (US toll-free); or D.F. King by telephone at +1 (212) 269-5550 (collect) or +1 (866) 796-7184 (US toll-free) or in writing at vale@dfkingltd.com.

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offer has been made only by, and pursuant to the terms of, the Offer to Purchase. The Offer has not been made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws require the Offer to be made by a licensed broker or dealer, the Offer has been deemed to be made by the dealer managers on behalf of Vale. None of Vale, the tender and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, has made any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offer. None of Vale, the tender and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, has authorized any person to give any information or to make any representation in connection with the Offer, other than the information and representations contained in the Offer to Purchase.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.

	By:	/s/ Adalgisa Campos da Silva de Queiroz Vieira
Name: Adalgisa Campos da Silva de Queiroz Vieira
Title: Attorney-in-fact

	By:	/s/ Bruna Braz Gonçalves Botelho
Name: Bruna Braz Gonçalves Botelho
Title: Attorney-in-fact

Date: June 21, 2018